UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of Registrant:
MarkWest Energy Partners, L.P.

2. Name of Person Relying on Exemption:
John M. Fox

3. Address of Person Relying on Exemption:
3033 E. 1st Avenue, Suite 400, Cherry Creek, Colorado 80206

4. Written Materials:
The attached written material is submitted pursuant to Rule 14a-6(g)(1)

 John M. Fox, Co-founder and retired CEO and Chairman of MarkWest Energy Partners  Why I am Voting Against the Merger of MarkWest Energy Partners and MPLX and Voting For Staying the Course as a Standalone Company  1  www.iamvotingno.com

John M. Fox[1]

- Co-founder of MarkWest Hydrocarbon and former Chairman, President & CEO
- Former Chairman, President & CEO of MarkWest Energy GP, L.L.C.
- Former Lead Director of MarkWest Energy GP, L.L.C.
- Co-founder of Western Gas Resources, and former Executive VP and COO

Beneficial Ownership in MarkWest Energy Partners: 1,361,774 units (~0.7% of outstanding units)[2]

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 MWE common unitholders to receive 1.09 MPLX common units plus $3.37/unit cash for each MWE common unit owned  Terms of the Merger3  3  www.iamvotingno.com

 To Me, Wall Street Responded to a Bad Deal  4  www.iamvotingno.com

 Distribution to former markwest unitholders will decline an Estimated 46%6 with only Intent to get back to parity in 3-5 years8,10  Why I Am Voting Against The Deal:Distribution Destruction  5  www.iamvotingno.com

 1.) Current MWE annualized distribution is $3.68/unit 2. ) 2015 combined company implied estimated annual distribution would be $1.98/unit after adjusting for the 1.09x MPLX unit conversion6   46% Reduction  46% Decline In Estimated Distributions  $3.68  $1.98  6  www.iamvotingno.com

 Estimated Distribution to MWE LP’s: $4.51 More as a Standalone Company    Stand Alone MWE  Stand Alone MWE  Combined Company  Combined Company  Year  Distribution Growth Rate7  DistributionPer MWE Unit8  Distribution Growth Rate9  DistributionPer As Adjusted MWE Unit10  2016  7%  $3.94  25%  $2.48  2017  10%  $4.33  25%  $3.10  2018  10%  $4.76  20%  $3.72  2019  10%  $5.25  20%  $4.46  Total    $18.27    $13.76      It will take more than 3 years for the combined company’s distribution per unit to match stand alone MWE in 2016  $4.51 Difference!!!    7  www.iamvotingno.com

 Marathon Petroleum (owner of MPLX GP) has an incentive distribution Right (IDR) that takes huge amounts of cash from the LPsIDRs are rights to payment of an increasing percentage of the cash distributed and are generally held by an MLP’s general partner. The gp is the sole beneficiary of idr payments   Why I Am Voting Against The Deal:IDRs Will Be A Huge Drag Against the LPs  8  www.iamvotingno.com

 Marathon Petroleum, As General Partner, Is the Beneficiary of This Deal  Combined Co. 2019e11     MWE 2015e6   Combined Co LP’s $667M Mor $2.11/unit  MPLX GP = $210MM  Combined Co. 2016e11     MPLX GP = $796 MM  Combined Company LP Unitholders $1,400M Mor $3.35/unit  100% of distributions to LP unitholders  76% of distributions to LP unitholders  64% of distributions to LP unitholders  $675 million ($3.37 per unit)3 one time cash payment from MPC to MWE unitholders is paid back to the GP in less then 3 years through IDR distributions11   9  www.iamvotingno.com

 Today, MWE LPs Receives 100% of Available Cash Distribution  Key Date in MWE History - September 5, 2007 - As a part of the MarkWest Energy Partners and MarkWest Hydrocarbon merger announced on September 5, 2007 the incentive distribution rights in MarkWest Energy Partners would be extinguished.  Quotes from Frank Semple, President and Chief Executive Officer of MarkWest Energy Partners and MarkWest Hydrocarbon12    “Our primary business objective is to provide superior and sustainable returns for our stakeholders, and this transaction will allow us to couple our customer-focused growth strategy with one of the lowest costs of capital in the MLP industry.”    “The transaction addresses two major objectives of our growth strategy. First, and most importantly, the incentive distribution rights will be eliminated, which will significantly reduce our future cost of equity capital. Second, we will streamline our corporate structure and reduce the costly duplication of services required to maintain two public companies.”  10  www.iamvotingno.com

 Marathon Petroleum (MPLX GP)Stands to Gain The Most Out of The Deal  Marathon Petroleum (MPLX GP) Uses IDR Structure to Grow its own Cash Flows    Marathon Petroleum owns the GB holding the Incentive Distribution Rights (IDR) to MPLX“As I said, we continue to be a leader amongst our peers in capital return to shareholders. And we're going to continue to use the MLP to grow that value. We'll use the MLP to grow the value inside MPC through the IDRs that come back into MPC.” - Gary R. Heminger, President, Chief Executive Officer, Director of Marathon Petroleum at the Barclays CEO Energy Power Conference 9/9/15  11  www.iamvotingno.com

 This Incentive Distribution obligation is a real financial hurdle to grow the combined company distributions, leading to valuation compression as investors demand higher yield for slower growth  Why I Am Voting Against The Deal:IDRs Are a Real Financial Hurdle to Growth  12  www.iamvotingno.com

   IDR Payments Starve Growth Capital  Distribution split11GP = 15%LP = 85%   % of Distributions  13  $10.2 billion estimated IDR from 2015 - 202511  Distribution split11GP = 41%LP = 59%   www.iamvotingno.com

 The Market Reacts  I believe the market’s reaction calls into question assertions by management regarding growth potential There is a necessary trade-off between growth and yield. I believe, and the market apparently agrees, that the imposition of IDRs lead to lower future growth and lower value Is MPLX growth rate sustainable? First distribution only paid in 2013 and is hindered by IDR distributions paid to the GPIs the quality of MPC’s asset drop downs into MPLX superior to MWE organic growth platform?In contrast, MWE has a proven organic growth track record and a 14-year history for growing distributions by 11% compounded annually since the 2002 IPO 13  14  www.iamvotingno.com

 “High-quality diversified assets”“Leading midstream provider with nearly 6.0 Bcf/d of processing capacity, 379 MBbl/d of fractionation capacity and nearly 4,700 miles of pipeline”“Focused in high IRR resource plays”“Substantial growth opportunities”“27 major facilities completed in last two years”“20 major processing and fractionation projects under construction”“Proven customer satisfaction” with “best-in-class operations”“Long-term agreements with more than 160 producer customers”“Fee-based margin increasing to approximately 90% for the full-year 2015”“Strong financial profile”“No incentive distribution rights, which drives a lower cost of capital”“Distributions have increased by 264% (11% CAGR) since IPO”  Why I Am Voting For Standalone MWE:I Agree With MWE Management’s Comments from June 3, 2015 Analyst Day14  15  www.iamvotingno.com

 “Markwest is a growth MLP focused on generating strong financial returns and delivering long-term, top-quartile total returns for its unitholders”  “MarkWest’s growth is the result of applying a consistent detailed process that creates significant value for customers” “Highly reliable operations” have “grown 8x in 10 years”“Strong financial profile”“We have over $1.1 billion of liquidity to support our capital investment program” MWE has successfully raised more than $5.0 billion in equity in last 3.5 years15“We Maintain flexible financing options”“Funding of base requirements using a combination of long-term debt and equity”“In March, we successfully completed an upsized senior notes offering of $650 million at a yield of 4.66%”“As of June 30, 2015, our leverage ratio was 4.6x” and distribution ratio was 1.0x16Management is on record of preferring an IDR-free corporate structure, reducing its cost of capital12  16  www.iamvotingno.com

 MWE: Stronger As Stand Alone Entity   17  www.iamvotingno.com

 Company and LP are aligned to benefit from growth strategyExisting management team built MWE into the premier midstream company, best positioned to benefit from the continuing U.S. shale revolution  Markwest Energy Partners:Stronger As Stand Alone Entity   18  www.iamvotingno.com

Endnotes

1. Bio sourced to MWE News Release dated October 22, 2008; http://investor.markwest.com/phoenix.zhtml?c=135034&p=irol-newsArticle&ID=1543968
2. Represents ownership by John Fox and the Fox Family Foundation as of November 3, 2015.
3. Terms of the merger are as reported by MPLX LP in a July 13, 2015 press release. http://phx.corporate-ir.net/phoenix.zhtml?c=251401&p=irol-newsArticle&ID=2067108
4. Implied offer price calculated as 1.09 x $69.05 (the closing share price of MPLX on 7/10/15) plus $3.37 per unit in cash.
5. Price decline calculated at the change from market closing price on 7/10/15 to market closing price on 10/30/15.
6. Distribution decline calculated as a percentage change from MWE annualized distribution of $3.68 based on July 20, 2015 MWE news release (http://investor.markwest.com/phoenix.zhtml?c=135034&p=irol-newsArticle&ID=2069328) to Bloomberg best analyst estimate for MPLX 2015e distributions as of October 2, 2015 of $1.82 per unit then multiplied by 1.09x to convert to MWE interest.
7. MWE guidance based on the MarkWest Analyst Day presentation dated 6/3/15.
8. Starting distribution based on annualized distribution of $3.68 based on July 20, 2015 MWE news release (http://investor.markwest.com/phoenix.zhtml?c=135034&p=irol-newsArticle&ID=2069328) and carried forward at estimated growth rates (see note 7 above).
9. Combined Company distribution growth rates based on the MPLX and MarkWest Strategic Combination presentation dated July 20, 2015.
10. Starting distribution based on Bloomberg best analyst estimate for MPLX 2015e distributions as of October 2, 2015 of $1.82 per unit then multiplied by 1.09x to convert to MWE interest. Distributions were carried forward at estimated growth rates (see note 9 above)
11. Estimates sourced from Bank of America Merrill Lynch Report 7/22/2015.
12. Quotes sourced to MWE News Release dated September 5, 2007; http://investor.markwest.com/phoenix.zhtml?c=135034&p=irol-newsArticle&ID=1542723
13. Compounded annual growth rated sourced to MPLX and MarkWest Strategic Combination presentation dated July 20, 2015.
14. All quotes and data points on slides 15, 16 and 17 of this document are sourced from MWE analyst day presentation dated 6/3/15 unless noted otherwise.
15. Equity capital raised is sourced from MWE 2014 10-K and Q2'15 10-Q SEC filings.
16. MWE Q2'15 earnings presentation dated 8/5/15.

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Disclaimer  John Fox is providing this material for general informational purposes only. None of the information provided herein is intended to be relied upon as investment advice. The opinions expressed in this presentation are those of Mr. Fox as of [DATE], 2015 and are subject to change at any time due to changes in market or economic conditions. These opinions are Mr. Fox’s alone, and do not reflect those of any other member of the Fox family. The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Mr. Fox to be reliable and are not necessarily all inclusive. Mr. Fox does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made by any party will come to pass. Reliance upon information in this material is at the sole discretion of the reader.Mr. Fox is not soliciting proxies relating to the Markwest shareholder meeting and does not have the authority to vote your proxy. Mr. Fox urges Markwest unitholders to withhold their vote or vote against the proposed transaction.  20  www.iamvotingno.com